SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No.: ______ )


                            UPSIDE DEVELOPMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  91673P 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Khashayar Santi Mehdi Pashakhan
                                 37 Las Cruces
                                Irvine, CA 92614
                                 (949) 322-3699
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.:



1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

                  Khashayar Santi Mehdi Pashakhan: ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,500,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,500,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,500,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     14.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

Item 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.01 par value (the "Common Stock") of Upside Development, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 141 N. Main Street, West Bend, WI 53095

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c)
                                   Principal
              Name                 Occupation      Employer         Address
              ----                 ----------      --------         -------
Khashayar Santi Mehdi Pashakhan    Consultant        Self       37 Las Cruces
                                                                Irvine, CA 92614

                  (d)      None

                  (e)      None

                  (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Payment for Consulting services done for Company

ITEM 4.           PURPOSE OF TRANSACTION

         Shares acquired for investment purposes

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Khashayar Santi Mehdi Pashakhan beneficially now owns 6,500,000 shares of the Common Stock of the Issuer, which represents approximately 14.7% of the Issuer's outstanding Common Stock.

                  (b) Khashayar Santi Mehdi Pashakhan has sole voting and dispositive power with respect to the 6,500,000 shares of the Issuer's Common Stock.

                  (c) On June 28, 2001, Khashayar Santi Mehdi Pashakhan was issued the shares pursuant to a Consulting Agreement with Upside Development, Inc., and registered pursuant to a filing of Form

                  (d)      Not Applicable

                  (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Consulting Agreement, annexed hereto.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 3, 2001


                                           /s/ Khashayar Santi Mehdi Pashakhan
                                        ----------------------------------------
                                        Khashayar Santi Mehdi Pashakhan